Exhibit 21.1

List of Company Subsidiaries

The Longduoduo Company Limited and Subsidiaries

Name	Place of Incorporation
Longduoduo Company Limited	Nevada
Longduoduo Company Limited	Hong Kong
Longduoduo Health Technology Company Limited	China
Inner Mongolia Qingguo Health Consulting Company Limited	China
Inner Mongolia Rongbin Health Consulting Company Limited	China
Inner Mongolia Chengheng Health Consulting Company Limited	China
Inner Mongolia Tianju Health Consulting Company Limited	China